INTREPID CAPITAL MANAGEMENT FUNDS TRUST
3652 South Third Street, Suite 200
Jacksonville Beach, Florida 32250
October 26, 2009

VIA EDGAR TRANSMISSION

Ms. Patsy Mengiste
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”)
File Nos.: 333-118634 and 811-21625

Dear Ms. Mengiste:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on October 9, 2009 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 9 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 9 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on September 4, 2009.  The purpose of PEA No. 9 was to register 1 new class of shares — Institutional Class shares — for the Intrepid Small Cap Fund (the “Fund”).  The Trust will file PEA No. 10 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.  Additionally, that filing redesignates the original class of shares of the Fund as Investor Class shares.  At such time PEA No. 10 becomes effective, the Fund will issue 2 classes of shares:  Investor Class and Institutional Class.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus Comments

1.	In the expense example, confirm that the 3-year expense example only includes the effect of the contractual fee waiver for the first year but not for the second and third years.

The Trust confirms that only the first year of the fee waiver is included in the calculation for the 3-year expense example.

2.
Please provide a legal analysis explaining why the section entitled “Management of the Fund – Historical Performance of Other Accounts Managed by the Adviser” should remain in the prospectus, particularly since the Fund’s original class of shares has performance information dating to October 3, 2005.

The Trust has deleted the section entitled “Management of the Fund – Historical Performance of Other Accounts Managed by the Adviser” from the prospectus.

3.
The sixth sentence of the first paragraph under the section entitled “Share Prices of the Fund” reads as follows: “The Fund values most money market instruments it holds at their amortized cost.”  Please provide a discussion of the effect of the word “most” in relation to the valuation of money market instruments.

The Trust has deleted the word “most,” and the revised sentence reads as follows: “The Fund values money market instruments it holds at their amortized cost.”

4.
The last sentence of the first full paragraph under the section entitled “Purchasing Shares – How to Purchase Shares from the Fund” states that “Employees of the Adviser may be able to, at the Advisor’s discretion, purchase shares of the Institutional Class below the stated minimum investment amount.”  Please add disclosure concerning the factors the Advisor would use in exercising its discretion to allow its employees to purchase shares of the Institutional Class below the investment minimum.

The Trust has deleted the aforementioned sentence and added a cross-reference to the section entitled “Purchasing Shares from Other Servicing Agents.”  The revised paragraph reads as follows:

“The Institutional Class shares are typically not available through platforms, broker-dealers or other financial intermediaries.  Unless authorized by the Adviser, the Institutional Class shares must be purchased directly through the Fund’s distributor or Transfer Agent.  The minimum initial investment in the Institutional Class shares is $250,000.  This minimum may be waived at the Adviser’s discretion (please see the section entitled “Purchasing Shares from Other Servicing Agents” for more information).”

5.	Since the original class of the Fund has performance information, the Financial Highlights table should reflect the performance of that class.

The Trust has added the financial highlights table for the original class of shares, redesignated as the Investor Class, as shown below:

FINANCIAL HIGHLIGHTS

The financial highlights table describes the Fund’s financial performance from its commencement of operations to September 30, 2008.  Certain information reflects financial results for a single Fund share.  Because Institutional Class shares of the Fund do not have a performance history, the information below shows the financial performance for the Investor Class shares of the Fund, which is offered in a different prospectus.  The performance for the Institutional Class shares would differ only to the extent that the Institutional Class shares have different expenses than the Investor Class shares.  The total returns in the table represent the rate that an investor would have earned on an investment in the Fund for the stated period (assuming reinvestment of all dividends and distributions).  This information has been audited by Deloitte & Touche LLP, whose report, along with the Fund’s Financial Statements, is included in the Annual Report to shareholders, which is available upon request.

Intrepid Small Cap Fund – Investor Class
	Period Ended March 31,	Year Ended September 30,		October 3, 2005(1) through September 30,
	2009	2008	2007	2006
	(unaudited)
NET ASSET VALUE:
Beginning of period	$11.60	$12.04	$10.37	$10.00
OPERATIONS:
Net investment income (loss) (2)	(0.01)	0.04	0.14	0.14
Net realized and unrealized gain (loss) on investment securities	(0.99)	0.07	1.57	0.37
Total from operations	(1.00)	0.11	1.71	0.51
LESS DISTRIBUTIONS:
From net investment income	(0.02)	(0.11)	(0.04)	(0.14)
From net realized gains	(0.23)	(0.44)	0.00	0.00
Total distributions	(0.25)	(0.55)	(0.04)	(0.14)
NET ASSET VALUE:
End of period	$10.35	$11.60	$12.04	$10.37
Total return	(8.68)% (3)	0.74%	16.46%	5.14%(3)
Net assets at end of period (000s omitted)	$58,256	$20,494	$5,387	$1,993
RATIO OF EXPENSES TO AVERAGE NET ASSETS:
Before expense reimbursement/recapture	1.72%(4)	2.28%	4.80%	7.88%(4)
After expense reimbursement/recapture	1.88%(4)	1.95%	1.95%	1.95%(4)
RATIO OF NET INVESTMENT INCOME TO AVERAGE NET ASSETS:
Before expense reimbursement/recapture	0.27%(4)	0.24%	(1.27)%	(4.12)%(4)
After expense reimbursement/recapture	0.11%(4)	0.57%	1.58%	1.81%(4)
Portfolio turnover rate	78%	159%	126%	22%

_________

(1)         Commencement of Operations.
(2)         Net investment income per share is calculated using the ending balances prior to consideration or adjustment for permanent book-to-tax differences.
(3)         Not annualized.
(4)         Annualized.

Statement of Additional Information Comments

6.	In the section entitled “Investment Restrictions,” please amplify the disclosure concerning the Fund’s current intentions to sell securities short and write put and call options.

The Trust has revised the disclosure by adding the second sentence, so that the complete investment restriction reads as follows: “The Fund may sell securities short and write put and call options to the extent permitted by the 1940 Act.  The Fund has no current intention to sell securities short or write put and call options.”

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Richard Teigen of Foley & Lardner LLP at 414-297-5660 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Intrepid Capital Management Funds Trust

/s/ Mark Travis
Name: Mark Travis
Title:  President

cc:           Richard Teigen, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC